Exhibit 99.1

Ozon Reports First Quarter 2023 Unaudited Results

May 24, 2023 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, announces its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Operating and Financial Highlights

•

GMV incl. services increased by 71% year-on-year to RUB 303 billion, primarily driven by the strong performance of the Ozon Marketplace (3P), while growth in 1P GMV remained broadly flat year-on-year in Q1 2023. Growth in the number of orders accelerated to 93% year-on-year, driven by a larger customer base and a rising order frequency. Number of active buyers expanded to 37 million as of March 31, 2023. Order frequency per active customer almost tripled in the last two years and reached 15 orders per annum.

•	Total revenue increased by 47% year-on-year, underpinned by strong service revenue growth of 120% in Q1 2023.

•

Adjusted EBITDA was positive for the fourth consecutive quarter, reaching RUB 8.0 billion in Q1 2023, compared to negative RUB 8.9 billion in Q1 2022. Adjusted EBITDA as a percentage of GMV incl. services amounted to 2.6% in Q1 2023, marking a significant improvement of 7.6 p.p. year-on-year.

•

Profit for the period was RUB 10.7 billion in Q1 2023 compared to a loss of RUB 19.1 billion in Q1 2022, primarily as a result of a one-off gain related to the extinguishment of financial liabilities and solid revenue growth.

(RUB in millions, unless indicated otherwise)	For the three months ended March 31,
	2023	2022	YoY, %
GMV incl. services	303,048	177,449	71%
Number of orders, million	179.3	93.0	93%
Number of active buyers, million	37.0	28.7	29%
Annual order frequency	14.9	9.8	52%
Share of Marketplace as a percentage of GMV incl. services, %	79.5%	70.4%	9.1 pp
Total revenue	93,250	63,579	47%
Gross profit	15,588	1,742	795%
Gross profit as a percentage of GMV incl. services	5.1%	1.0%	4.1 pp
Adjusted EBITDA	7,969	(8,946)	-
Adjusted EBITDA as a percentage of GMV incl. services, %	2.6%	(5.0%)	7.6 pp
Profit / (loss) for the period	10,656	(19,055)	-
Net cash used in operating activities	(1,510)	(29,767)	(95%)
Net cash (used in) / generated from investing activities	(4,500)	3,723	-
Net cash generated used in financing activities	(4,871)	(725)	572%

The above table sets forth a summary of the key operating and financial information for the quarter ended March 31, 2023. The quarterly information for the three months ended March 31, 2023 and 2022 has not been audited by the Company’s auditors. In Q1 2023, we revised the presentation of the statement of profit or loss and other comprehensive income as described in “Presentation of Financial and Other Information – Changes in presentation and reclassifications”. The comparative information for Q1 2022 has been reclassified to comply with the revised presentation. See also the “Presentation of Financial and Other Information – Other Key Operating Measures” section of this press release for a definition of non-IFRS measure, Adjusted EBITDA, and a discussion of the limitations on its use, and reconciliations of the non-IFRS measure to the applicable IFRS measure. See the definitions of metrics such as GMV incl. services, number of orders, number of active buyers, number of active sellers and share of Marketplace GMV in the “Other Key Operating Measures” section of this press release.

Total revenue grew by 47% year-on-year, driven by a 120% increase in service revenue in Q1 2023. The increase in service revenue was a result of rapid growth in advertising revenue as well as greater marketplace commissions due to the positive mix effect and the growing scale of our 3P business.

(RUB in millions)	For the three months ended March 31,
	2023	2022	YoY, %
Sales of goods	39,818	39,267	1%
Service revenue	53,432	24,312	120%
Marketplace commissions	39,606	18,797	111%
Advertising revenue	10,803	3,642	197%
Delivery services	1,906	1,518	26%
Financial services	628	-	-
Travel commissions	151	127	19%
Other revenue	338	228	48%
Total revenue	93,250	63,579	47%

From January 1, 2023, as further described in the “Presentation of Financial and Other Information – Changes in presentation and reclassifications”, “fulfilment and delivery expenses” and “cost of sales” have been presented as “cost of revenue”, following continuing fast growth in our marketplace operations. Accordingly, we changed the definition of gross profit from total revenue less cost of sales in a given period to total revenue less cost of revenue in a given period.

Gross profit increased more than 9-fold year-on-year to RUB 15.6 billion. Gross profit as a percentage of GMV incl. services was up by 4.1 p.p. year-on-year to 5.1% in Q1 2023 largely due to growth in service revenue and efficiency gains in fulfilment and delivery.

(RUB in millions)	For the three months ended March 31,
	2023	2022	YoY, %
Total revenue	93,250	63,579	47%
Cost of revenue	(77,662)	(61,837)	26%
Gross profit	15,588	1,742	795%
Gross profit as a percentage of GMV incl. services, %	5.1%	1.0%	4.1 pp

Operating expenses decreased to 5.1% as a percentage of GMV incl. services in Q1 2023. Growing scale and cost optimization led to a significant improvement in unit-economics, as operating expenses declined significantly on a per order basis in Q1 2023. In the aggregate Sales and Marketing, Technology and Content and General and Administrative expenses per order declined by 54% to RUB 87 in Q1 2023 from RUB 187 in Q1 2022.

Operating Expenses (RUB in millions)	For the three months ended March 31,
	2023	2022[1]	YoY, %
Gross profit	15,588	1,742	795%
Sales and marketing expenses	(5,412)	(7,789)	(31%)
as % of GMV incl. services	(1.8%)	(4.4%)	2.6 pp
Technology and content expenses	(5,787)	(5,310)	9%
as % of GMV incl. services	(1.9%)	(3.0%)	1.1 pp
General and administrative expenses	(4,333)	(4,330)	0%
as % of GMV incl. services	(1.4%)	(2.4%)	1.0 pp
Losses related to the fire incident	(173)	-	-
as % of GMV incl. services	(0.1%)	-	(0.1 pp)
Operating loss	(117)	(15,687)	(99%)
as % of GMV incl. services	(0.0%)	(8.8%)	8.8 pp

Profit for the period improved to RUB 10.7 billion in Q1 2023 compared to a loss of RUB 19.1 billion in Q1 2022, primarily due to a one-time financial gain from the extinguishment of financial liabilities.

Net Cash Used in Operating Activities decreased to RUB 1.5 billion in Q1 2023 versus RUB 29.8 billion in Q1 2022, as a result of changes in working capital as well as an improvement in operating profitability.

Net Cash Used in Investing activities was RUB 4.5 billion in Q1 2023 compared to RUB 3.7 billion net cash generated from investing activities in Q1 2022, as the release of bank deposits fully offset higher capital expenditures in Q1 2022.

Capital Expenditures amounted to RUB 4.5 billion in Q1 2023 and were significantly lower compared to RUB 15.4 billion in Q1 2022, when capital expenditures were elevated by the accelerated purchasing of IT equipment.

Net Cash Used in Financing activities increased to RUB 4.9 billion compared to RUB 0.7 billion in Q1 2022 due to the impact of the convertible bond restructuring in Q1 2023 and higher proceeds from borrowings in Q1 2022.

Cash, cash equivalents and short-term bank deposits amounted to RUB 82.4 billion (an equivalent of 1.1 billion in USD terms2) as of March 31, 2023, compared to RUB 90.5 billion (an equivalent of 1.3 billion in USD terms3) as of December 31, 2022.

Risk and Uncertainties Related to Current Environment

The Company’s primary market of operations is Russia. The Company’s business and the results of its operations are therefore dependent on the economic conditions in Russia. Over the last two decades, the Russian economy has experienced or continues to experience at various times significant volatility in its GDP, high levels of inflation, increases in, or high, interest rates, sudden price declines in oil and other natural resources and instability in the local currency market.

[1]

In Q1 2023, we revised the presentation of the statement of profit or loss and other comprehensive income as described in “Presentation of Financial and Other Information – Changes in presentation and reclassifications”. The comparative information for Q1 2022 has been reclassified to comply with the revised presentation.

[2]

The USD equivalent was calculated as RUB amounts of cash, cash equivalents and short-term deposits converted from RUB using the exchange rate as of March 31, 2023: RUB 77.0863 per 1 USD (source: the Central Bank of the Russian Federation).

[3]

The USD equivalent was calculated as RUB amounts of cash, cash equivalents and short-term deposits converted from RUB using the exchange rate as of December 31, 2022: RUB 70.3375 per 1 USD (source: the Central Bank of the Russian Federation).

The sanctions imposed on Russia and Russian persons by a number of countries in connection with the geopolitical crisis surrounding Ukraine, along with regulatory counter-measures taken by the Russian Government, have had a significant, and in many cases unprecedented, impact on companies operating in Russia. The United States, the European Union, the United Kingdom and other countries imposed severe sanctions targeting Russian financial institutions, oil, defense and other state-owned companies and other Russian companies and businesspersons, as well as export and import restrictions. In response, Russia identified a number of states, including the United States, all European Union member states and the United Kingdom, as “hostile” and introduced a number of economic measures in connection with their actions, as well as economic measures aimed at ensuring financial stability in Russia.

As the potential global and economic impacts of the geopolitical crisis surrounding Ukraine continue to rapidly evolve, in a manner that is unpredictable and beyond the Company’s control, it is difficult to accurately predict the full impact of the sanctions that have been introduced, as well as that of any measures taken by the Russian Government in response to these sanctions.

Convertible Bonds

As a result of a “Delisting Event” in March 2022, the holders of our USD 750 million 1.875% senior unsecured convertible bonds due 2026 (the “Bonds”) were entitled to require the Company to redeem the Bonds at the principal amount together with accrued interest on the redemption date, which was May 31, 2022. In October 2022, holders of over 90% in principal amount of the Bonds outstanding voted in favor of early redemption of the Bonds (the “Restructuring”). The terms of the Restructuring can be found in the consent solicitation memorandum dated September 23, 2022. By December 31, 2022, the Company obtained U.S. and Cyprus sanctions licenses regarding the Restructuring, and in March 2023 the UK sanctions authority published a general license the scope of which covers the Restructuring and its implementation. As of the date of this press release, the Company has paid Cash Redemption Amount to Bondholders holding approximately 94% in principal amount of the Bonds. As of the date of this press release, all of the Bonds outstanding are deemed cancelled. For further disclosure related to the Restructuring, please refer to the Company’s website https://ir.ozon.com/restructuring.

About OZON

Ozon is a multi-category e-commerce platform operating in Russia, Belarus and Kazakhstan. Its country-wide fulfillment infrastructure and delivery network enables Ozon to provide its customers with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow entrepreneurs to sell their products across Russia’s 11 time zones and offer customers wide selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”) about future events and financial performance. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, the geopolitical crisis surrounding Ukraine and sanctions and governmental measures imposed in response, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the SEC concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release includes “Adjusted EBITDA”, a non-IFRS financial measure not presented in accordance with IFRS. These financial measures are not measures of financial performance or liquidity in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures from the most directly comparable IFRS measure.

This press release includes interim financial information for the three months ended March 31, 2023 and 2022. The quarterly information has not been audited by the Company’s auditors.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

Ozon Holdings PLC

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended March 31,
	2023	2022[4]	YoY, %
Revenue:
Sales of goods	39,818	39,267	1%
Service revenue	53,432	24,312	120%
Total revenue	93,250	63,579	47%
Cost of revenue	(77,662)	(61,837)	26%
Gross profit	15,588	1,742	-
Sales and marketing	(5,412)	(7,789)	(31%)
Technology and content	(5,787)	(5,310)	9%
General and administrative	(4,333)	(4,330)	0%
Losses related to the fire incident	(173)	-	-
Operating loss	(117)	(15,687)	(99%)
Finance income	19,206	1,531	1154%
Finance costs	(5,262)	(10,983)	(52%)
Expected credit losses on financial assets	210	(57)	-
Loss on disposal of non-current assets	(86)	(29)	197%
Share of profit of an associate	172	109	58%
Foreign currency exchange (loss) / gain, net	(2,994)	6,422	-
Total non-operating income / (expense)	11,246	(3,007)	-
Profit / (loss) before income tax	11,129	(18,694)	-
Income tax expense	(473)	(361)	31%
Profit / (loss) for the period	10,656	(19,055)	-

[4]

In Q1 2023, we revised the presentation of the statement of profit or loss and other comprehensive income as described in “Presentation of Financial and Other Information – Changes in presentation and reclassifications”. The comparative information for Q1 2022 has been reclassified to comply with the revised presentation.

Ozon Holdings PLC

Consolidated Statement of Cash Flows

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended March 31,
	2023	2022
Cash flows from operating activities
Profit / (loss) before income tax	11,129	(18,694)
Adjusted for:
Depreciation and amortization of non-current assets	5,920	4,012
Finance costs	5,262	10,983
Finance income	(19 206)	(1 531)
Foreign currency exchange loss / (gain), net	2,994	(6,422)
Write-downs and losses of inventories	828	(380)
Loss on disposal of non-current assets	86	29
Share of profit of an associate	(172)	(109)
Changes in expected credit losses	(176)	79
Share-based compensation expense	1,993	2,729
Derecognition and impairment of non-current assets	104	-
Movements in working capital:
Changes in inventories	(605)	3,182
Changes in accounts receivable	1,818	1,749
Changes in loans to customers	(6,811)	(116)
Changes in other assets	1,324	(1,834)
Changes in accounts payable and other liabilities	(2,865)	(21,301)
Changes in customer deposits and other financial deposits	1,816	-
Cash generated from / (used in) operations	3,439	(27,624)
Interest paid	(2,805)	(2,120)
Income tax paid	(324)	(23)
Cash settlement of vested share-based awards	(1 820)	-
Net cash used in operating activities	(1 510)	(29,767)

Ozon Holdings PLC

Consolidated Statement of Cash Flows (Continued)

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended March 31,
	2023	2022
Cash flows from investing activities
Purchase of property, plant and equipment	(4,422)	(15,201)
Purchase of intangible assets	(34)	(214)
Proceeds from disposal of property, plant and equipment	151	-
Advances on lease contracts not yet commenced	(676)	-
Return of bank deposits	-	18,297
Interest received	581	1,004
Dividends received from an associate	53	-
Issuance of loans to employees	(153)	(163)
Net cash (used in) / generated from investing activities	(4,500)	3,723
Cash flows from financing activities
Amounts deposited for the convertible bond restructuring	(2,309)	-
Proceeds from borrowings	-	1,185
Repayment of borrowings	(235)	(173)
Payment of principal portion of lease liabilities	(2,327)	(1,737)
Net cash used in financing activities	(4,871)	(725)
Net decrease in cash and cash equivalents	(10,881)	(26,769)
Cash and cash equivalents at the beginning of the period	90,469	108,037
Effects of exchange rate changes on the balance of cash held in foreign currencies	2,858	11,192
Cash and cash equivalents at the end of the period	82,446	92,460

Ozon Holdings PLC

Consolidated Statement of Financial Position

(in millions of Russian Rubles)

(RUB in millions)	As of
	March 31, 2023 (unaudited)	December 31, 2022[5]
Assets
Non-current assets
Property, plant and equipment	57,422	55,754
Right-of-use assets	75,573	69,339
Intangible assets	598	661
Investments in an associate	1,441	1,269
Deferred tax assets	240	133
Loans to customers	463	-
Other financial assets	2,228	2,610
Other non-financial assets	344	152
Total non-current assets	138,309	129,918
Current assets
Inventories	34,099	34,615
Accounts receivable	4,906	6,707
Other financial assets	6,075	3,488
Other non-financial assets	9,376	13,014
VAT receivable	2,692	1,025
Loans to customers	11,844	5,585
Cash and cash equivalents	82,446	90,469
Total current assets	151,438	154,903
Total assets	289,747	284,821
Equity and liabilities
Equity
Share capital	12	12
Share premium	135,523	135,523
Treasury shares	(1)	(1)
Equity-settled employee benefits reserves	18,477	18,200
Other capital reserves	21	(70)
Accumulated losses	(159,759)	(170,311)
Total equity	(5,727)	(16,647)

[5]

As of March 31, 2023, the Group revised the classification of advances on lease contracts not yet commenced to include such advances in the Right of use assets line item. Further, the Group revised the classification of accounts receivable related to short-term funding provided to third parties by the Group’s credit entities to include such items in the Loans to customers line item. The respective changes were applied to the comparative information as of December 31, 2022.

Ozon Holdings PLC

Consolidated Statement of Financial Position (Continued)

(in millions of Russian Rubles)

(RUB in millions)	As of
	March 31, 2023 (unaudited)	December 31, 2022
Non-current liabilities
Borrowings	39,608	38,900
Lease liabilities	70,137	64,151
Derivative liabilities	4,171	3,000
Deferred tax liabilities	11	21
Deferred income	216	230
Trade and other payables	300	292
Total non-current liabilities	114,443	106,594
Current liabilities
Trade and other payables	84,908	94,749
Borrowings	40,803	55,215
Lease liabilities	10,480	10,344
Taxes payable	6,668	1,654
Accrued expenses	9,113	8,936
Contract liabilities and deferred income	21,105	17,838
Customer deposits and other financial liabilities	7,954	6,138
Total current liabilities	181,031	194,874
Total liabilities	295,474	301,468
Total equity and liabilities	289,747	284,821

Presentation of Financial and Other Information

Changes in presentation and reclassifications

From January 1, 2023, following the continuing growth in marketplace operations and related revenues, the Group determined that cost of sales and fulfillment and delivery expenses should be presented in a single line as Cost of revenue. The Group concluded that this change results in the financial statements providing reliable and more relevant information about the Group’s financial performance. The Group amended the presentation of comparative amounts for the three months ended March 31, 2022 to comply with the presentation adopted in the current period as follows:

	As previously reported	Change in presentation	As currently reported
Cost of sales	(32,863)	32,863	—
Fulfillment and delivery	(28,974)	28,974	—
Cost of revenue	—	(61,837)	(61,837)

From January 1, 2023, the Group revised the presentation of non-operating expenses to aggregate income and expense items related to the Groups financial instruments into broader categories of finance income and finance costs. The Group amended the presentation of comparative amounts for the three months ended March 31, 2022 to comply with the presentation adopted in the current period as follows:

	As previously reported	Change in presentation	As currently reported
Interest income	994	(994)	—
Net gain on revaluation of conversion options and other financial instruments	537	(537)	—
Finance income	—	1,531	1,531

	As previously reported	Change in presentation	As currently reported
Interest expense	(2,416)	2,416	—
Remeasurement of convertible bonds	(8,567)	8,567	—
Finance costs	—	(10,983)	(10,983)

From January 1, 2023, the Group revised the classification of certain general and administrative employee-related expenses following a change in their function within the Group. The Group amended the classification of comparative amounts for the three months ended March 31, 2022 to comply with the classification adopted in the current period as follows:

	As previously reported	Reclassification	As reclassified
General and administrative expense	(4,658)	328	(4,330)
Sales and marketing expense	(7,461)	(328)	(7,789)

Other Key Operating Measures

Certain parts of this press release contain our key operating measures, including, among others, gross merchandise value including revenue from services (“GMV incl. services”), share of our online marketplace (our “Marketplace”) GMV (“Share of Marketplace GMV”), number of orders, number of active buyers and number of active sellers. We define:

•

GMV incl. services (gross merchandise value including revenue from services) as the total value of orders processed through our platform, as well as revenue from services to our buyers, sellers and other customers, such as delivery, advertising and other services. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing and hotel booking commissions, other related service revenues or value of the respective orders processed.

•

Share of Marketplace GMV as the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

•	Capital Expenditures as payments for purchase of property, plant and equipment and intangible assets.

•	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

•	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12-month period preceding the relevant date, net of returns and cancellations.

•	Number of active sellers as the number of unique merchants who made a sale on our Marketplace within the 12-month period preceding March 31, 2022.

Use of Non-IFRS Financial Measures

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in Rubles.

Certain parts of this press release contain “Adjusted EBITDA”, which is a non-IFRS financial measure defined as follows:

•

Adjusted EBITDA is a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating income/(expense), depreciation and amortization, share-based compensation expense and losses related to the fire incident. Adjusted EBITDA is disclosed here and elsewhere in this press release to provide investors with additional information regarding our results of operations.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses, non-operating income/(expense), and material non-recurring items. Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and total non-operating income/(expense) as these items are not components of our core business operations. We believe it is useful to exclude losses related to the fire incident as these losses relate to a material non-recurring event, which is not indicative of our performance in future. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

adjusted EBITDA does not reflect share-based compensation, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

•	although share-based compensation expenses are non-cash charges, we cannot assure that we will not perform a buy-back or other similar transaction which leads to a cash outflow;

•	although losses related to the fire incident are resulted from a material non-recurring event, there is no assurance that such or similar losses will not recur in the future; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating loss, loss for the period and our other IFRS results.

The following table presents a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated.

(RUB in millions)	For the three months ended March 31,
	2023	2022
Profit / (loss) for the period	10,656	(19,055)
Income tax expense	473	361
Total non-operating expense / (income)	(11,246)	3,007
Depreciation and amortization	5,920	4,012
Share-based compensation expense	1,993	2,729
Losses related to fire incident	173	-
Adjusted EBITDA	7,969	(8,946)